UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

SECURITIES EXCHANGE ACT OF 1934

August 1, 2012	Commission File Number: 000-50799

XYRATEX LTD

(Translation of registrant’s name into English)

Langstone Road,

Havant
PO9 1SA
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Xyratex Expands Executive Team

Havant, UK — August 1, 2012 — Xyratex Ltd (Nasdaq: XRTX), a leading provider of data storage technology, today announced that it has expanded its executive team with the appointment of Todd Gresham, Doug Inamine, Luciano Marinaccio, Ed Prager and Ahmed Shihab as executive officers with immediate effect.

“We are extremely pleased to announce these appointments, which will broaden the expertise on the executive team,” said Steve Barber, chief executive officer of Xyratex. “I believe the addition of these executive officers will enable the company to be more effective and efficient in executing our corporate strategy and meeting the increasing requirements of our customers. I am confident that these appointments will help to drive the future success of the company.”

Safe Harbor Statement

This press release contains forward-looking statements. These statements relate to future events or our future financial or business performance. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Factors that might cause such a difference include our inability to retain major customers, the cyclical nature of the markets in which we operate, changes in our customers’ volume requirements, our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate, deterioration in global economic conditions, diminished growth in the volume of digital information and the impact of natural disasters. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission (File No. 000-50799). In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

About Xyratex

Xyratex is a leading provider of data storage technology, including modular solutions for the enterprise data storage industry and hard disk drive (HDD) capital equipment for the HDD industry. Xyratex enterprise data storage platforms provide a range of advanced, scalable data storage solutions for the Original Equipment Manufacturer and High Performance Computing

communities. As the largest capital equipment supplier to the industry, Xyratex HDD capital equipment enables disk drive manufacturers and their component suppliers to meet today’s technology and productivity requirements. Xyratex has over 25 years of experience in research and development relating to disk drives, storage systems and manufacturing process technology.

Founded in 1994 in an MBO from IBM, and with headquarters in the UK, Xyratex has an established global base with R&D and operational facilities in North America, Asia and Europe.

Contacts:

Brad Driver

Vice President of Investor Relations

Tel:  +1 (510) 687-5260

Email: bdriver@xyratex.com

Mike Stolz

Vice President of Marketing and Alliances

Tel:  +1 (952) 303-4780

Email: mstolz@xyratex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD
(Registrant)

Date: August 1, 2012	By:	/s/ Richard Pearce
Name: Richard Pearce
Title: Chief Financial Officer